June 10, 2025

Madeleine Joy Mateo & Susan Block

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Post-Qualification Amendment

to Offering Statement on Form 1-A

Filed May 22, 2025

File No. 024-11848

Ms. Mateo & Ms. Block:

Please see below and the Company’s Amended 1-A, filed June 10, 2025 (“APOC”) for responses to the Division’s letter dated June 5, 2025 regarding the above captioned matter.

Post-Qualification Amendment No. 9 to Offering Statement on Form 1-A

General

1.	We note your response to comment 1 and your statement on your website that your compound real estate bonds are “[b]acked by real estate mortgages.” Please revise your website prior to qualification for consistency with your offering statement and provide clarification as to the meaning of this statement on your website, or advise. As such, clarify on your website what assets you hold and describe the interest you pay on the bonds.

In the interest of clarity, the Company has removed statements about the Compound Real Estate Bonds being “[b]acked by real estate mortgages” from its website and added a disclaimer explaining that Compound Real Estate Bonds are unsecured bonds issued by Compound Real Estate Bonds, Inc. and are not secured by any specific asset or assets as a footnote to each reference of the Bonds being “powered by real estate mortgages” as well as the graphic near the top of the on the “How it Works” page (https://www.compoundrealestatebonds.com/how-it-works) which shows how the Company takes in money from bondholders, invests that money, and uses the proceeds of those investments to pay interest on its bonds.

Please clear your browser cache prior to re-reviewing the Company’s website to ensure the most recent version is being viewed.

We have potential liability arising out of a possible violation of Section 5 of the Securities Act, page 15

2.	We note your response to comment 2 and your disclosure that the increase in interest rate payable on Bonds from 7.0% APY at qualification in September 2022 to 8.5% APY effective April 2024 without filing a new offering statement or a post qualification amendment may not have complied with Regulation A’s requirements. Please revise to clarify the risk that the offerings of Bonds at 8.5% APY starting in April 2024 did not comply with Regulation A and therefore were not offered pursuant to Regulation A. As such, please clarify in the risk factor that since the offering of bonds at the the increased interest rate starting in April 2024 did not comply with Regulation A requirements, you may face liability for violation of Section 5 of the Securities Act for those 8.5% APY bonds offered starting in April 2024.

The Company has revised this risk factor as instructed.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC